                       Chubb Group of Insurance Companies
                 15 Mountain View Road, Warren, New Jersey 07059

                            FEDERAL INSURANCE COMPANY
                     Incorporated under the laws of Indiana
               a stock insurance company herein called the COMPANY
                 Capital Center, 251 North Illinois, Suite 1100
                           Indianapolis, IN 46204-1927

                                  DECLARATIONS

FINANCIAL INSTITUTION INVESTMENT COMPANY ASSET PROTECTION BOND

Bond Number: 81905981

NAME OF ASSURED (including its Subsidiaries):
ING FAMILY OF FUNDS
7337 E. Double Tree Ranch Road
Scottsdale, AZ 85258

ITEM 1. BOND PERIOD:
from 12:01 a.m. on October 1, 2006 to 12:01 a.m. on October 1, 2007

ITEM 2. LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:
If 'Not Covered' is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted. There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.

                                                         DEDUCTIBLE
INSURING CLAUSE                     LIMIT OF LIABILITY     AMOUNT
---------------                     ------------------   ----------
1. Employee                             $25,000,000        $     0
2. On Premises                          $25,000,000        $25,000
3. In Transit                           $25,000,000        $25,000
4. Forgery or Alteration                $25,000,000        $25,000
5. Extended Forgery                     $25,000,000        $25,000
6. Counterfeit Money                    $25,000,000        $25,000
7. Threats to Person                    $25,000,000        $25,000
8. Computer System                      $25,000,000        $25,000
9. Voice Initiated Funds Transfer
   Instruction                          $25,000,000        $25,000
10 Uncollectible Items of Deposit       $   250,000        $ 5,000
11.Audit Expense                        $   250,000        $ 5,000
12.Claims Expense                       $    25,000        $     0

ITEM 3. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:
1 - 8

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.


/S/ W. Andrew Macan
-------------------------------------
W. Andrew Macan
Secretary


/s/ Thomas F. Motamed
-------------------------------------
Thomas F. Motamed
President


/s/ Robert Hamburger
-------------------------------------
Robert Hamburger
Authorized Representative

The COMPANY, in consideration of payment of the required premium, and in reliance on the APPLICATION and all other statements made and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this Bond and to all other terms and conditions of this Bond, agrees to pay the ASSURED for:

Insuring Clauses

Employee

1. Loss resulting directly from Larceny or Embezzlement committed by any Employee, alone or in collusion with others.

On Premises

2. Loss of Property resulting directly from robbery, burglary, false pretenses, common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage, destruction or removal, from the possession, custody or control of the ASSURED, while such Property is lodged or deposited at premises located anywhere.

In Transit

3. Loss of Property resulting directly from common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage or destruction, while the Property is in transit anywhere:

a. in an armored motor vehicle, including loading and unloading thereof,

b. in the custody of a natural person acting as a messenger of the ASSURED, or

c. in the custody of a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided, however, that covered Property transported in such manner is limited to the following:

(1) written records,

(2) securities issued in registered form, which are not endorsed or are restrictively endorsed, or

(3) negotiable instruments not payable to bearer, which are not endorsed or are restrictively endorsed.

     Coverage under this INSURING CLAUSE begins immediately on the receipt of such Property by the natural person or Transportation Company and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.

Forgery Or Alteration

4. Loss resulting directly from:

a. Forgery on, or fraudulent material alteration of, any bills of exchange, checks, drafts, acceptances, certificates of deposits, promissory notes, due bills, money orders, orders upon public treasuries, letters of credit, other written promises, orders or directions to pay sums certain in money, or receipts for the withdrawal of Property, or

b. transferring, paying or delivering any funds or other Property, or establishing any credit or giving any value in reliance on any written instructions, advices or applications directed to the ASSURED authorizing or acknowledging the transfer, payment, delivery or receipt of funds or other Property, which instructions, advices or applications fraudulently purport to bear the handwritten signature of any customer of the ASSURED, or shareholder or subscriber to shares of an Investment Company, or of any financial institution or Employee but which instructions, advices or applications either bear a Forgery or have been fraudulently materially altered without the knowledge and consent of such customer, shareholder, subscriber, financial institution or Employee; excluding, however, under this INSURING CLAUSE any loss covered under INSURING CLAUSE 5. of this Bond, whether or not coverage for INSURING CLAUSE 5. is provided for in the DECLARATIONS of this Bond.

     For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

Extended Forgery

5. Loss resulting directly from the ASSURED having, in good faith, and in the ordinary course of business, for its own account or the account of others in any capacity:

a. acquired, accepted or received, accepted or received, sold or delivered, or given value, extended credit or assumed liability, in reliance on any original Securities, documents or other written instruments which prove to:

(1) bear a Forgery or a fraudulently material alteration,

(2) have been lost or stolen, or

(3) be Counterfeit, or

b. guaranteed in writing or witnessed any signatures on any transfer, assignment, bill of sale, power of attorney, guarantee, endorsement or other obligation upon or in connection with any Securities, documents or other written instruments.

     Actual physical possession, and continued actual physical possession if taken as collateral, of such Securities, documents or other written instruments by an Employee, Custodian, or a Federal or State chartered deposit institution of the ASSURED is a condition precedent to the ASSURED having relied on such items. Release or return of such collateral is an acknowledgment by the ASSURED that it no longer relies on such collateral.

     For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

Counterfeit Money

6. Loss resulting directly from the receipt by the ASSURED in good faith of any Counterfeit money.

Threats To Person

7. Loss resulting directly from surrender of Property away from an office of the ASSURED as a result of a threat communicated to the ASSURED to do bodily harm to an Employee as defined in Section 1.e. (1), (2) and (5), a Relative or invitee of such Employee, or a resident of the household of such Employee, who is, or allegedly is, being held captive provided, however, that prior to the surrender of such Property:

a. the Employee who receives the threat has made a reasonable effort to notify an officer of the ASSURED who is not involved in such threat, and

b. the ASSURED has made a reasonable effort to notify the Federal Bureau of Investigation and local law enforcement authorities concerning such threat.

     It is agreed that for purposes of this INSURING CLAUSE, any Employee of the ASSURED, as set forth in the preceding paragraph, shall be deemed to be an ASSURED hereunder, but only with respect to the surrender of money, securities and other tangible personal property in which such Employee has a legal or equitable interest.

Computer System

8. Loss resulting directly from fraudulent:

a. entries of data into, or

b. changes of data elements or programs within, a Computer System, provided the fraudulent entry or change causes:

(1) funds or other property to be transferred, paid or delivered,

(2) an account of the ASSURED or of its customer to be added, deleted, debited or credited, or

(3) an unauthorized account or a fictitious account to be debited or credited.

Voice Initiated Funds Transfer Instruction

9. Loss resulting directly from Voice Initiated Funds Transfer Instruction directed to the ASSURED authorizing the transfer of dividends or redemption proceeds of Investment Company shares from a Customer's account, provided such Voice Initiated Funds Transfer Instruction was:

a. received at the ASSURED'S offices by those Employees of the ASSURED specifically authorized to receive the Voice Initiated Funds Transfer Instruction,

b. made by a person purporting to be a Customer, and

c. made by said person for the purpose of causing the ASSURED or Customer to sustain a loss or making an improper personal financial gain for such person or any other person.

     In order for coverage to apply under this INSURING CLAUSE, all Voice Initiated Funds Transfer Instructions must be received and processed in accordance with the Designated Procedures outlined in the APPLICATION furnished to the COMPANY.

Uncollectible Items of Deposit

10. Loss resulting directly from the ASSURED having credited an account of a customer, shareholder or subscriber on the faith of any Items of Deposit which prove to be uncollectible, provided that the crediting of such account causes:

a. redemptions or withdrawals to be permitted,

b. shares to be issued, or

c. dividends to be paid,

from an account of an Investment Company.

     In order for coverage to apply under this INSURING CLAUSE, the ASSURED must hold Items of Deposit for the minimum number of days stated in the APPLICATION before permitting any redemptions or withdrawals, issuing any shares or paying any dividends with respect to such Items of Deposit.

     Items of Deposit shall not be deemed uncollectible until the ASSURED'S standard collection procedures have failed.

Audit Expense

11. Expense incurred by the ASSURED for that part of the cost of audits or examinations required by any governmental regulatory authority or self-regulatory organization to be conducted by such authority, organization or their appointee by reason of the discovery of loss sustained by the ASSURED and covered by this Bond.

General Agreements

Additional Companies Included As Assured

A. If more than one corporation, or Investment Company, or any combination of them is included as the ASSURED herein:

(1) The total liability of the COMPANY under this Bond for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the COMPANY would be liable under this Bond if all such loss were sustained by any one of them.

(2) Only the first named ASSURED shall be deemed to be the sole agent of the others for all purposes under this Bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this Bond. The COMPANY shall furnish each Investment Company with a copy of the Bond and with any amendment thereto, together with a copy of each formal filing of claim by any other named ASSURED and notification of the terms of the settlement of each such claim prior to the execution of such settlement.

(3) The COMPANY shall not be responsible for the proper application of any payment made hereunder to the first named ASSURED.

(4) Knowledge possessed or discovery made by any partner, director, trustee, officer or supervisory employee of any ASSURED shall constitute knowledge or discovery by all the ASSUREDS for the purposes of this Bond.

(5) If the first named ASSURED ceases for any reason to be covered under this Bond, then the ASSURED next named on the APPLICATION shall thereafter be considered as the first named ASSURED for the purposes of this Bond.

Representation Made By Assured

B. The ASSURED represents that all information it has furnished in the APPLICATION for this Bond or otherwise is complete, true and correct. Such APPLICATION and other information constitute part of this Bond.

     The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this Bond.

     Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the APPLICATION or otherwise, shall be grounds for recision of this Bond.

Additional Offices Or Employees - Consolidation, Merger Or Purchase Or Acquisition Of Assets Or Liabilities - Notice To Company

C. If the ASSURED, other than an Investment Company, while this Bond is in force, merges or consolidates with, or purchases or acquires assets or liabilities of another institution, the ASSURED shall not have the coverage afforded under this Bond for loss which has:

(1) occurred or will occur on premises, or

(2) been caused or will be caused by an employee, or

(3) arisen or will arise out of the assets or liabilities,

of such institution, unless the ASSURED:

a. gives the COMPANY written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action, and

b. obtains the written consent of the COMPANY to extend some or all of the coverage provided by this Bond to such additional exposure, and

c. on obtaining such consent, pays to the COMPANY an additional premium.

Change Of Control - Notice To Company

D. When the ASSURED learns of a change in control (other than in an Investment Company), as set forth in Section 2(a) (9) of the Investment Company Act of 1940, the ASSURED shall within sixty (60) days give written notice to the COMPANY setting forth:

(1) the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name),

(2) the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

(3) the total number of outstanding voting securities.

     Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective on the date of such change in control.

Court Costs And Attorneys' Fees

E. The COMPANY will indemnify the ASSURED for court costs and reasonable attorneys' fees incurred and paid by the ASSURED in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled, of any claim, suit or legal proceeding with respect to which the ASSURED would be entitled to recovery under this Bond. However, with respect to INSURING CLAUSE 1., this Section shall only apply in the event that:

(1) an Employee admits to being guilty of Larceny or Embezzlement,

(2) an Employee is adjudicated to be guilty of Larceny or Embezzlement, or

(3) in the absence of 1 or 2 above, an arbitration panel agrees, after a review of an agreed statement of facts between the COMPANY and the ASSURED, that an Employee would be found guilty of Larceny or Embezzlement if such Employee were prosecuted.

     The ASSURED shall promptly give notice to the COMPANY of any such suit or legal proceeding and at the request of the COMPANY shall furnish copies of all pleadings and pertinent papers to the COMPANY. The COMPANY may, at its sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the COMPANY shall be in the name of the ASSURED through attorneys selected by the COMPANY. The ASSURED shall provide all reasonable information and assistance as required by the COMPANY for such defense.

     If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY nor judgment against the ASSURED shall determine the existence, extent or amount of coverage under this Bond.

     If the amount demanded in any such suit or legal proceeding is within the DEDUCTIBLE AMOUNT, if any, the COMPANY shall have no liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceeding.

     If the amount demanded in any such suit or legal proceeding is in excess of the LIMIT OF LIABILITY stated in ITEM

2. of the DECLARATIONS for the applicable INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings is limited to the proportion of such court costs and attorney's fees incurred that the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE bears to the total of the amount demanded in such suit or legal proceeding.

     If the amount demanded is any such suit or legal proceeding is in excess of the DEDUCTIBLE AMOUNT, if any, but within the LIMIT OF LIABILITY stated in ITEM
2. of the DECLARATIONS for the applicable INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings shall be limited to the proportion of such court costs or attorney's fees that the amount demanded that would be payable under this Bond after application of the DEDUCTIBLE AMOUNT, bears to the total amount demanded.

     Amounts paid by the COMPANY for court costs and attorneys' fees shall be in addition to the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

Conditions And Limitations

Definitions

1. As used in this Bond:

a. Computer System means a computer and all input, output, processing, storage, off-line media libraries, and communication facilities which are connected to the computer and which are under the control and supervision of the operating system(s) or application(s) software used by the ASSURED.

b. Counterfeit means an imitation of an actual valid original which is intended to deceive and be taken as the original.

c. Custodian means the institution designated by an Investment Company to maintain possession and control of its assets.

d. Customer means an individual, corporate, partnership, trust customer, shareholder or subscriber of an Investment Company which has a written agreement with the ASSURED for Voice Initiated Funds Transfer Instruction.

e. Employee means:

(1) an officer of the ASSURED,

(2) a natural person while in the regular service of the ASSURED at any of the ASSURED'S premises and compensated directly by the ASSURED through its payroll system and subject to the United States Internal Revenue Service Form W-2 or equivalent income reporting plans of other countries, and whom the ASSURED has the right to control and direct both as to the result to be accomplished and details and means by which such result is accomplished in the performance of such service,

(3) a guest student pursuing studies or performing duties in any of the ASSURED'S premises,

(4) an attorney retained by the ASSURED and an employee of such attorney while either is performing legal services for the ASSURED,

(5) a natural person provided by an employment contractor to perform employee duties for the ASSURED under the ASSURED'S supervision at any of the ASSURED'S premises,

(6) an employee of an institution merged or consolidated with the ASSURED prior to the effective date of this Bond,

(7) a director or trustee of the ASSURED, but only while performing acts within the scope of the customary and usual duties of any officer or other employee of the ASSURED or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to Property of the ASSURED, or

(8) each natural person, partnership or corporation authorized by written agreement with the ASSURED to perform services as electronic data processor of checks or other accounting records related to such checks but only while such person, partnership or corporation is actually performing such services and not:

a. creating, preparing, modifying or maintaining the ASSURED'S computer software or programs, or

b. acting as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the ASSURED,

(9) any partner, officer or employee of an investment advisor, an underwriter (distributor), a transfer agent or shareholder accounting recordkeeper, or an administrator, for an Investment Company while performing acts coming within the scope of the customary and usual duties of an officer or employee of an Investment Company or acting as a member of any committee duly elected or appointed to examine, audit or have custody of or access to Property of an Investment Company.

     The term Employee shall not include any partner, officer or employee of a transfer agent, shareholder accounting recordkeeper or administrator:

a. which is not an "affiliated person" (as defined in Section 2(a) of the Investment Company Act of 1940) of an Investment Company or of the investment advisor or underwriter (distributor) of such Investment Company, or

b. which is a "bank" (as defined in Section 2(a) of the Investment Company Act of 1940).

     This Bond does not afford coverage in favor of the employers of persons as set forth in e. (4), (5) and (8) above, and upon payment to the ASSURED by the COMPANY resulting directly from Larceny or Embezzlement committed by any of the partners, officers or employees of such employers, whether acting alone or in collusion with others, an assignment of such of the ASSURED'S rights and causes of action as it may have against such employers by reason of such acts so committed shall, to the extent of such payment, be given by the ASSURED to the COMPANY, and the ASSURED shall execute all papers necessary to secure to the COMPANY the rights provided for herein.

     Each employer of persons as set forth in e.(4), (5) and (8) above and the partners, officers and other employees of such employers shall collectively be deemed to be one person for all the purposes of this Bond; excepting, however, the fifth paragraph of Section 13.

     Independent contractors not specified in e.(4), (5) or (8) above, intermediaries, agents, brokers or other representatives of the same general character shall not be considered Employees.

f. Forgery means the signing of the name of another natural person with the intent to deceive but does not mean a signature which consists in whole or in part of one's own name, with or without authority, in any capacity for any purpose.

g. Investment Company means any investment company registered under the Investment Company Act of 1940 and listed under the NAME OF ASSURED on the DECLARATIONS.

h. Items of Deposit means one or more checks or drafts drawn upon a financial institution in the United States of America.

i. Larceny or Embezzlement means larceny or embezzlement as defined in Section 37 of the Investment Company Act of 1940.

j. Property means money, revenue and other stamps; securities; including any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of deposit, certificate of interest or participation in any profit-sharing agreement, collateral trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any interest or instruments commonly known as a security under the Investment Company Act of 1940, any other certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing; bills of exchange; acceptances; checks; withdrawal orders; money orders; travelers' letters of credit; bills of lading; abstracts of title; insurance policies, deeds, mortgages on real estate and/or upon chattels and interests therein; assignments of such policies, deeds or mortgages; other valuable papers, including books of accounts and other records used by the ASSURED in the conduct of its business (but excluding all electronic data processing records); and, all other instruments similar to or in the nature of the foregoing in which the ASSURED acquired an interest at the time of the ASSURED'S consolidation or merger with, or purchase of the principal assets of, a predecessor or which are held by the ASSURED for any purpose or in any capacity and whether so held gratuitously or not and whether or not the ASSURED is liable therefor.

k. Relative means the spouse of an Employee or partner of the ASSURED and any unmarried child supported wholly by, or living in the home of, such Employee or partner and being related to them by blood, marriage or legal guardianship.

l. Securities, documents or other written instruments means original (including original counterparts) negotiable or non-negotiable instruments, or assignments thereof, which in and of themselves represent an equitable interest, ownership, or debt and which are in the ordinary course of business transferable by delivery of such instruments with any necessary endorsements or assignments.

m. Subsidiary means any organization that, at the inception date of this Bond, is named in the APPLICATION or is created during the BOND PERIOD and of which more than fifty percent (50%) of the outstanding securities or voting rights representing the present right to vote for election of directors is owned or controlled by the ASSURED either directly or through one or more of its subsidiaries.

n. Transportation Company means any organization which provides its own or its leased vehicles for transportation or which provides freight forwarding or air express services.

o. Voice Initiated Election means any election concerning dividend options available to Investment Company shareholders or subscribers which is requested by voice over the telephone.

p. Voice Initiated Redemption means any redemption of shares issued by an Investment Company which is requested by voice over the telephone.

q. Voice Initiated Funds Transfer Instruction means any Voice Initiated Redemption or Voice Initiated Election.

     For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.

General Exclusions - Applicable to All Insuring Clauses

2. This bond does not directly or indirectly cover:

a. loss not reported to the COMPANY in writing within sixty (60) days after termination of this Bond as an entirety;

b. loss due to riot or civil commotion outside the United States of America and Canada, or any loss due to military, naval or usurped power, war or insurrection. This Section 2.b., however, shall not apply to loss which occurs in transit in the circumstances recited in INSURING CLAUSE 3., provided that when such transit was initiated there was no knowledge on the part of any person acting for the ASSURED of such riot, civil commotion, military, naval or usurped power, war or insurrection;

c. loss resulting from the effects of nuclear fission or fusion or radioactivity;

d. loss of potential income including, but not limited to, interest and dividends not realized by the ASSURED or by any customer of the ASSURED;

e. damages of any type for which the ASSURED is legally liable, except compensatory damages, but not multiples thereof, arising from a loss covered under this Bond;

f. costs, fees and expenses incurred by the ASSURED in establishing the existence of or amount of loss under this Bond, except to the extent covered under INSURING CLAUSE 11.;

g. loss resulting from indirect or consequential loss of any nature;

h. loss resulting from dishonest acts by any member of the Board of Directors or Board of Trustees of the ASSURED who is not an Employee, acting alone or in collusion with others;

i. loss, or that part of any loss, resulting solely from any violation by the ASSURED or by any Employee:

(1) of any law regulating:

a. the issuance, purchase or sale of securities,

b. securities transactions on security or commodity exchanges or the over the counter market,

c. investment companies,

d. investment advisors, or

(2) of any rule or regulation made pursuant to any such law; or

j. loss of confidential information, material or data;

k. loss resulting from voice requests or instructions received over the telephone, provided however, this Section 2.k. shall not apply to INSURING CLAUSE 7. or 9.

Specific Exclusions - Applicable To All Insuring Clauses Except Insuring Clause
1.

3. This Bond does not directly or indirectly cover:

a. loss caused by an Employee, provided, however, this Section 3.a. shall not apply to loss covered under INSURING CLAUSE 2. or 3. which results directly from misplacement, mysterious unexplainable disappearance, or damage or destruction of Property;

b. loss through the surrender of property away from premises of the ASSURED as a result of a threat:

(1) to do bodily harm to any natural person, except loss of Property in transit in the custody of any person acting as messenger of the ASSURED, provided that when such transit was initiated there was no knowledge by the ASSURED of any such threat, and provided further that this Section 3.b. shall not apply to INSURING CLAUSE 7., or

(2) to do damage to the premises or Property of the ASSURED;

c. loss resulting from payments made or withdrawals from any account involving erroneous credits to such account;

d. loss involving Items of Deposit which are not finally paid for any reason provided however, that this Section 3.d. shall not apply to INSURING CLAUSE 10.;

e. loss of property while in the mail;

f. loss resulting from the failure for any reason of a financial or depository institution, its receiver or other liquidator to pay or deliver funds or other Property to the ASSURED provided further that this Section 3.f. shall not apply to loss of Property resulting directly from robbery, burglary, misplacement, mysterious unexplainable disappearance, damage, destruction or removal from the possession, custody or control of the ASSURED.

g. loss of Property while in the custody of a Transportation Company, provided however, that this Section 3.g. shall not apply to INSURING CLAUSE 3.;

h. loss resulting from entries or changes made by a natural person with authorized access to a Computer System who acts in good faith on instructions, unless such instructions are given to that person by a software contractor or its partner, officer, or employee authorized by the ASSURED to design, develop, prepare, supply, service, write or implement programs for the ASSURED's Computer System; or

i. loss resulting directly or indirectly from the input of data into a Computer System terminal, either on the premises of the customer of the ASSURED or under the control of such a customer, by a customer or other person who had authorized access to the customer's authentication mechanism.

Specific Exclusions - Applicable To All Insuring Clauses Except Insuring Clauses 1., 4., And 5.

4. This bond does not directly or indirectly cover:

a. loss resulting from the complete or partial non-payment of or default on any loan whether such loan was procured in good faith or through trick, artifice, fraud or false pretenses; provided, however, this Section 4.a. shall not apply to INSURING CLAUSE 8.;

b. loss resulting from forgery or any alteration;

c. loss involving a counterfeit provided, however, this Section 4.c. shall not apply to INSURING CLAUSE 5. or 6.

Limit Of Liability/Non-Reduction And Non-Accumulation Of Liability

5. At all times prior to termination of this Bond, this Bond shall continue in force for the limit stated in the applicable sections of ITEM 2. of the DECLARATIONS, notwithstanding any previous loss for which the COMPANY may have paid or be liable to pay under this Bond provided, however, that the liability of the COMPANY under this Bond with respect to all loss resulting from:

a. any one act of burglary, robbery or hold-up, or attempt thereat, in which no Employee is concerned or implicated, or

b. any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, or

c. all acts, other than those specified in a. above, of any one person, or

d. any one casualty or event other than those specified in a., b., or c. above,

shall be deemed to be one loss and shall be limited to the applicable LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS of this Bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

All acts, as specified in c. above, of any one person which

i. directly or indirectly aid in any way wrongful acts of any other person or persons, or

ii. permit the continuation of wrongful acts of any other person or persons whether such acts are committed with or without the knowledge of the wrongful acts of the person so aided, and whether such acts are committed with or without the intent to aid such other person, shall be deemed to be one loss with the wrongful acts of all persons so aided.

Discovery

6. This Bond applies only to loss first discovered by an officer of the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of an officer of the ASSURED being aware of:

a. facts which may subsequently result in a loss of a type covered by this Bond, or

b. an actual or potential claim in which it is alleged that the ASSURED is liable to a third party, regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable DEDUCTIBLE AMOUNT, or the exact amount or details of loss may not then be known.

Notice To Company - Proof - Legal Proceedings Against Company

7. a. The ASSURED shall give the COMPANY notice thereof at the earliest practicable moment, not to exceed sixty (60) days after discovery of loss, in an amount that is in excess of 50% of the applicable DEDUCTIBLE AMOUNT, as stated in ITEM 2. of the DECLARATIONS.

b. The ASSURED shall furnish to the COMPANY proof of loss, duly sworn to, with full particulars within six (6) months after such discovery.

c. Securities listed in a proof of loss shall be identified by certificate or bond numbers, if issued with them.

d. Legal proceedings for the recovery of any loss under this Bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the COMPANY or after the expiration of twenty-four (24) months from the discovery of such loss.

e. This Bond affords coverage only in favor of the ASSURED. No claim, suit, action or legal proceedings shall be brought under this Bond by anyone other than the ASSURED.

f. Proof of loss involving Voice Initiated Funds Transfer Instruction shall include electronic recordings of such instructions.

Deductible Amount

8. The COMPANY shall not be liable under any INSURING CLAUSES of this Bond on account of loss unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the ASSURED, other than from any Bond or policy of insurance issued by an insurance company and covering such loss, or by the COMPANY on account thereof prior to payment by the COMPANY of such loss, shall exceed the DEDUCTIBLE AMOUNT set forth in ITEM 3. of the DECLARATIONS, and then for such excess only, but in no event for more than the applicable LIMITS OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

     There shall be no deductible applicable to any loss under INSURING CLAUSE
1. sustained by any Investment Company.

Valuation

9. BOOKS OF ACCOUNT OR OTHER RECORDS

     The value of any loss of Property consisting of books of account or other records used by the ASSURED in the conduct of


                                    Paghe 12
its business shall be the amount paid by the ASSURED for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the ASSURED for the actual transcription or copying of data to reproduce such books of account or other records.

     The value of any loss of Property other than books of account or other records used by the ASSURED in the conduct of its business, for which a claim is made shall be determined by the average market value of such Property on the business day immediately preceding discovery of such loss provided, however, that the value of any Property replaced by the ASSURED with the consent of the COMPANY and prior to the settlement of any claim for such Property shall be the actual market value at the time of replacement.

     In the case of a loss of interim certificates, warrants, rights or other securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if said loss is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties.

     OTHER PROPERTY

     The value of any loss of Property, other than as stated above, shall be the actual cash value or the cost of repairing or replacing such Property with Property of like quality and value, whichever is less.

Securities Settlement

10. In the event of a loss of securities covered under this Bond, the COMPANY may, at its sole discretion, purchase replacement securities, tender the value of the securities in money, or issue its indemnity to effect replacement securities.

     The indemnity required from the ASSURED under the terms of this Section against all loss, cost or expense arising from the replacement of securities by the COMPANY'S indemnity shall be:

a. for securities having a value less than or equal to the applicable DEDUCTIBLE AMOUNT - one hundred (100%) percent;

b. for securities having a value in excess of the DEDUCTIBLE AMOUNT but within the applicable LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT bears to the value of the securities;

c. for securities having a value greater than the applicable LIMIT OF LIABILITY
- the percentage that the DEDUCTIBLE AMOUNT and portion in excess of the applicable LIMIT OF LIABILITY bears to the value of the securities.

     The value referred to in Section 10.a., b., and c. is the value in accordance with Section 9, VALUATION, regardless of the value of such securities at the time the loss under the COMPANY'S indemnity is sustained.

     The COMPANY is not required to issue its indemnity for any portion of a loss of securities which is not covered by this Bond; however, the COMPANY may do so as a courtesy to the ASSURED and at its sole discretion.

     The ASSURED shall pay the proportion of the Company's premium charge for the Company's indemnity as set forth in Section 10.a., b., and c. No portion of the LIMIT OF LIABILITY shall be used as payment of premium for any indemnity purchased by the ASSURED to obtain replacement securities.

Subrogation - Assignment - Recovery

11. In the event of a payment under this Bond, the COMPANY shall be subrogated to all of the ASSURED'S rights of recovery against any person or entity to the extent of such payment. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED'S rights, title and interest and causes of action against any person or entity to the extent of such payment.

     Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery in the following order:

a. first, to the satisfaction of the ASSURED'S loss which would otherwise have been paid but for the fact that it is in excess of the applicable LIMIT OF LIABILITY,

b. second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED'S claim,

c. third, to the ASSURED in satisfaction of the applicable DEDUCTIBLE AMOUNT, and

d. fourth, to the ASSURED in satisfaction of any loss suffered by the ASSURED which was not covered under this Bond.

     Recovery from reinsurance or indemnity of the COMPANY shall not be deemed a recovery under this section.

Cooperation Of Assured

12. At the COMPANY'S request and at reasonable times and places designated by the COMPANY, the ASSURED shall:

a. submit to examination by the COMPANY and subscribe to the same under oath,

b. produce for the COMPANY'S examination all pertinent records, and

c. cooperate with the COMPANY in all matters pertaining to the loss.

     The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this Bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination

13. If the Bond is for a sole ASSURED, it shall not be terminated unless written notice shall have been given by the acting party to the affected party and to the Securities and Exchange Commission, Washington, D.C., not less than sixty
(60) days prior to the effective date of such termination.

     If the Bond is for a joint ASSURED, it shall not be terminated unless written notice shall have been given by the acting party to the affected party, and by the COMPANY to all ASSURED Investment Companies and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.

     This Bond will terminate as to any one ASSURED, other than an Investment
Company:

a. immediately on the taking over of such ASSURED by a receiver or other liquidator or by State or Federal officials, or

b. immediately on the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the ASSURED, or assignment for the benefit of creditors of the ASSURED, or

c. immediately upon such ASSURED ceasing to exist, whether through merger into another entity, disposition of all of its assets or otherwise.

     The COMPANY shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the ASSURED or pro rata if terminated for any other reason.

     If any partner, director, trustee, or officer or supervisory employee of an ASSURED not acting in collusion with an Employee learns of any dishonest act committed by such Employee at any time, whether in the employment of the ASSURED or otherwise, whether or not such act is of the type covered under this Bond, and whether against the ASSURED or any other person or entity, the ASSURED:

a. shall immediately remove such Employee from a position that would enable such Employee to cause the ASSURED to suffer a loss covered by this Bond; and

b. within forty-eight (48) hours of learning that an Employee has committed any dishonest act, shall notify the COMPANY, of such action and provide full particulars of such dishonest act.

     The COMPANY may terminate coverage as respects any Employee sixty (60) days after written notice is received by each ASSURED Investment Company and the Securities and Exchange Commission, Washington, D.C. of its desire to terminate this Bond as to such Employee.

Other Insurance

14. Coverage under this Bond shall apply only as excess over any valid and collectible insurance, indemnity or suretyship obtained by or on behalf of:

a. the ASSURED,

b. a Transportation Company, or

c. another entity on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger conveying the Property involved.

Conformity

15. If any limitation within this Bond is prohibited by any law controlling this Bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Change or Modification

16. This Bond or any instrument amending or affecting this Bond may not be changed or modified orally. No change in or modification of this Bond shall be effective except when made by written endorsement to this Bond signed by an authorized representative of the COMPANY.

     If this Bond is for a sole ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty
(60) days after written notice has been furnished to the Securities and Exchange Commission, Washington, D.C., by the acting party.

     If this Bond is for a joint ASSURED, no charge or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty
(60) days after written notice has been furnished to all insured Investment Companies and to the Securities and Exchange Commission, Washington, D.C., by the COMPANY.

                                        FEDERAL INSURANCE COMPANY
                                        Endorsement No.: 1
                                        Bond Number: 81905981

NAME OF ASSURED: ING FAMILY OF FUNDS

DELETING VALUATION-OTHER PROPERTY ENDORSEMENT

It is agreed that this Bond is amended by deleting in its entirety the paragraph titled Other Property in Section 9., Valuation.

This Endorsement applies to loss discovered after 12:01 a.m. on October 1, 2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: September 20, 2006


By /s/ Robert Hamburger
   ----------------------------------
   Authorized Representative

                                        FEDERAL INSURANCE COMPANY
                                        Endorsement No: 2
                                        Bond Number: 81905981

NAME OF ASSURED: ING FAMILY OF FUNDS

ARKANSAS NOTIFICATION ENDORSEMENT

It is agreed that this Bond is amended by adding to Section 13., Termination, the following:

"No cancellation or termination of this Bond as an entirety, whether by or at the request of the ASSURED or by the COMPANY, shall take effect prior to the expiration of thirty (30) days after written notice of such cancellation or termination has been filed with the Arkansas Securities Commissioner, Arkansas Securities Division, Heritage West Building, 3rd Floor, 201 East Markham, Little Rock, Arkansas 72201 unless an earlier date of such cancellation or termination is approved by said Arkansas Securities Department, State of Arkansas."

This Endorsement applies to loss discovered after 12:01 a.m. on October 1, 2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: September 20, 2006


By /s/ Robert Hamburger
   ----------------------------------
   Authorized Representative

                                        FEDERAL INSURANCE COMPANY
                                        Endorsement No.: 3
                                        Bond Number: 81905981

NAME OF ASSURED: ING FAMILY OF FUNDS

AMENDED ACQUISITION ENDORSEMENT

It is agreed that this Bond is amended as follows:

1. By adding to General Agreements, Section C., Additional Offices Or Employees-Consolidation, Merger Or Purchase Or Acquisition Of Assets Or Liabilities-Notice To Company, the following:

If the ASSURED, other than an Investment Company, while this Bond is in force, newly creates any investment company registered under the Investment Company Act of 1940, the ASSURED shall not have the coverage afforded under this Bond for such newly created investment company unless the ASSURED: (a) gives the COMPANY written notice of such creation, not less than fifteen (15) days after the Interim Reporting Period, of each newly created investment company registered under the Investment Company Act of 1940 to be insured hereunder; (b) provides any other information as required by the COMPANY; and (c) pays the COMPANY any additional premium required for any newly created investment company registered under the Investment Company Act of 1940 to be insured hereunder.

2. By adding to Conditions and Limitations, Section 1., Definitions, the following:

r. Interim Reporting Period means the period from 10/01/06 to 04/01/07, and each 180 day period thereafter until the expiration of the BOND PERIOD.

3. This endorsement shall not modify or change the applicable LIMITS OF LIABILITY stated in ITEM 2. of the DECLARATIONS of this Bond irrespective of the total number of newly created investment companies registered under the Investment Company Act of 1940 and reported to the COMPANY in accordance with the terms and conditions of this endorsement.

This Endorsement applies to loss discovered after 12:01 a.m. on October 1, 2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: September 20, 2006


By /s/ Robert Hamburger
   ----------------------------------
   Authorized Representative

                                        FEDERAL INSURANCE COMPANY
                                        Endorsement No: 4
                                        Bond Number: 81905981

NAME OF ASSURED ING FAMILY OF FUNDS

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

ING FAMILY OF FUNDS

ING CORPORATE LEADERS TRUST
   ING Corporate Leaders Trust Fund

ING EQUITY TRUST
   ING Convertible Fund
   ING Disciplined LargeCap Fund
   ING Financial Services Fund
   ING Fundamental Research Fund
   ING LargeCap Growth Fund
   ING LargeCap Value Fund
   ING MidCap Opportunities Fund
   ING MidCap Value Choice Fund
   ING MidCap Value Fund
   ING Opportunistic LargeCap Fund
   ING Principal Protection Fund I
   ING Principal Protection Fund II
   ING Principal Protection Fund III
   ING Principal Protection Fund IV
   ING Principal Protection Fund V
   ING Principal Protection Fund VI
   ING Principal Protection Fund VII
   ING Principal Protection Fund VIII
   ING Principal Protection Fund IX
   ING Principal Protection Fund X
   ING Principal Protection Fund XI
   ING Principal Protection Fund XII
   ING Real Estate Fund
   ING SmallCap Opportunities Fund
   ING SmallCap Value Choice Fund
   ING SmallCap Value Fund

ING FUNDS TRUST
   ING Classic Money Market Fund
   ING GNMA Income Fund
   ING High Yield Bond Fund
   ING Institutional Prime Money Market Fund
   ING Intermediate Bond Fund
   ING National Tax-Exempt Bond Fund

ING MUTUAL FUNDS
   ING Diversified International Fund
   ING Emerging Countries Fund
   ING Emerging Markets Fixed Income Fund
   ING Foreign Fund
   ING Global Bond Fund
   ING Global Equity Dividend Fund
   ING Global Real Estate Fund
   ING Global Value Choice Fund
   ING Greater China Fund
   ING Index Plus International Equity Fund
   ING International Capital Appreciation Fund
   ING International Real Estate Fund
   ING International Value Choice Fund
   ING International Fund
   ING International SmallCap Growth Fund
   ING Precious Metals Fund
   ING Russia Fund

ING MAYFLOWER TRUST

   ING International Value Fund

ING INVESTMENT FUNDS, INC.
   ING MagnaCap Fund

ING PRIME RATE TRUST
   ING Prime Rate Trust

ING SENIOR INCOME FUND
   ING Senior Income Fund

ING GLOBAL EQUITY DIVIDEND AND PREMIUM OPPORTUNITY FUND
   ING Global Equity Dividend and Premium Opportunity Fund

ING GLOBAL ADVANTAGE AND PREMIUM OPPORTUNITY FUND
   ING Global Advantage and Premium Opportunity Fund

ING VP NATURAL RESOURCES TRUST
   ING VP Natural Resources Trust

ING VARIABLE INSURANCE TRUST
   ING VP Global Equity Dividend Portfolio
   ING GET U.S. Core Portfolio - Series 1
   ING GET U.S. Core Portfolio - Series 2
   ING GET U.S. Core Portfolio - Series 3
   ING GET U.S. Core Portfolio - Series 4
   ING GET U.S. Core Portfolio - Series 5
   ING GET U.S. Core Portfolio - Series 6
   ING GET U.S. Core Portfolio - Series 7
   ING GET U.S. Core Portfolio - Series 8
   ING GET U.S. Core Portfolio - Series 9
   ING GET U.S. Core Portfolio - Series 10
   ING GET U.S. Core Portfolio - Series 11
   ING GET U.S. Core Portfolio - Series 12
   ING GET U.S. Core Portfolio - Series 13

ING VARIABLE PRODUCTS TRUST
   ING VP Financial Services Portfolio
   ING VP High Yield Bond Portfolio
   ING VP International Value Portfolio
   ING VP LargeCap Growth Portfolio
   ING VP MidCap Opportunities Portfolio
   ING VP Real Estate Portfolio
   ING VP SmallCap Opportunities Portfolio

ING INVESTORS TRUST
   ING AllianceBernstein Mid Cap Growth Portfolio
   ING American Funds Growth-Income Portfolio
   ING American Funds Growth Portfolio
   ING American Funds International Portfolio
   ING Capital Guardian Small/Mid Cap Portfolio
   ING Capital Guardian U.S. Equities Portfolio
   ING Disciplined Small Cap Value Portfolio
   ING Eagle Asset Capital Appreciation Portfolio
   ING EquitiesPlus Portfolio
   ING Evergreen Health Sciences Portfolio
   ING Evergreen Omega Portfolio
   ING FMR Diversified Mid Cap Portfolio
   ING FMR Earnings Growth Portfolio
   ING FMR Mid Cap Growth Portfolio
   ING Franklin Income Fund
   ING Global Real Estate Portfolio
   ING Global Resources Portfolio

   ING Global Technology Portfolio
   ING International Portfolio
   ING Janus Contrarian Portfolio
   ING JPMorgan Emerging Markets Equity Portfolio
   ING JPMorgan Small Cap Equity Portfolio
   ING JPMorgan Value Opportunities Portfolio
   ING Julius Bear Foreign Portfolio
   ING Legg Mason All Cap Portfolio
   ING Legg Mason Value Portfolio
   ING Lifestyle Aggressive Growth Portfolio
   ING Lifestyle Growth Portfolio
   ING Lifestyle Moderate Growth Portfolio
   ING Lifestyle Moderate Portfolio
   ING Limited Maturity Bond Portfolio
   ING Liquid Assets Portfolio
   ING Lord Abbett Affiliated Portfolio
   ING MarketPro Portfolio
   ING MarketStyle Growth Portfolio
   ING MarketStyle Moderate Growth Portfolio
   ING MarketStyle Moderate Portfolio
   ING Marsico Growth Portfolio
   ING Marsico International Opportunities Portfolio
   ING Mercury Large Cap Growth Portfolio
   ING Mercury Large Cap Value Portfolio
   ING MFS Total Return Portfolio
   ING MFS Utilities Portfolio
   ING Oppenheimer Main Street Portfolio
   ING PIMCO Core Bond Portfolio
   ING PIMCO High Yield Portfolio
   ING Pioneer Fund Portfolio
   ING Pioneer Mid Cap Value Portfolio
   ING Stock Index Portfolio
   ING T. Rowe Price Capital Appreciation Portfolio
   ING T. Rowe Price Equity Income Portfolio
   ING Templeton Global Growth Portfolio
   ING UBS U.S. Allocation Portfolio
   ING Van Kampen Equity Growth Portfolio
   ING Van Kampen Global Franchise Portfolio
   ING Van Kampen Growth and Income Portfolio
   ING Van Kampen Real Estate Portfolio
   ING VP Index Plus International Equity Portfolio
   ING Wells Fargo Mid Cap Disciplined Portfolio
   ING Wells Fargo Small Cap Disciplined Portfolio

ING Partners, Inc.
   ING American Century Large Company Value Portfolio
   ING American Century Select Portfolio
   ING American Century Small-Mid Cap Value Portfolio
   ING Baron Asset Portfolio
   ING Baron Small Cap Growth Portfolio
   ING Columbia Small Cap Value Portfolio
   ING Davis Venture Value Portfolio
   ING Fidelity VIP Contrafund Portfolio
   ING Fidelity VIP Equity-Income Portfolio
   ING Fidelity VIP Growth Portfolio
   ING Fidelity VIP Mid Cap Portfolio
   ING Fundamental Research Portfolio
   ING Goldman Sachs Capital Growth Portfolio
   ING Goldman Sachs Structured Equity Portfolio
   ING JPMorgan Fleming International Portfolio
   ING JPMorgan Mid Cap Value Portfolio
   ING Legg Mason Partners Aggressive Growth Portfolio
   ING Legg Mason Partners Large Cap Growth Portfolio

   ING Lord Abbett U.S. Government Securities Portfolio
   ING Neuberger Berman Partners Portfolio
   ING Neuberger Berman Regency Portfolio
   ING OpCap Balanced Value Portfolio
   ING Oppenheimer Global Portfolio
   ING Oppenheimer Strategic Income Portfolio
   ING PIMCO Total Return Portfolio
   ING Pioneer High Yield Portfolio
   ING Solution 2015 Portfolio
   ING Solution 2025 Portfolio
   ING Solution 2035 Portfolio
   ING Solution 2045 Portfolio
   ING Solution Income Portfolio
   ING T. Rowe Price Diversified Mid Cap Portfolio
   ING T. Rowe Price Growth Equity Portfolio
   ING Templeton Foreign Equity Portfolio
   ING Thornburg Value Portfolio
   ING UBS U.S. Large Cap Equity Portfolio
   ING UBS U.S. Small Cap Growth Portfolio
   ING Van Kampen Comstock Portfolio
   ING Van Kampen Equity and Income Portfolio

This Endorsement applies to loss discovered after 12:01 a.m. on October 1, 2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: September 20, 2006


By /s/ Robert Hamburger
   ----------------------------------
   Authorized Representative

                                        FEDERAL INSURANCE COMPANY
                                        Endorsement No: 5
                                        Bond Number: 81905981

NAME OF ASSURED: ING FAMILY OF FUNDS

PREMIUM ENDORSEMENT

It is agreed that:

1. The premium for this Bond for the period October 1, 2006 to October 1, 2007 is:

     Premium: Eighty Thousand Dollars ($80,000)

2. It is further agreed that this premium is subject to change during this period if amendments are made to this Bond at the request of the ASSURED.

This Endorsement applies to loss discovered after 12:01 a.m. on October 1, 2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: September 20, 2006


By /s/ Robert Hamburger
   ----------------------------------
   Authorized Representative

                                        FEDERAL INSURANCE COMPANY
                                        Endorsement No: 6
                                        Bond Number: 81905981

NAME OF ASSURED: ING FAMILY OF FUNDS

GENERAL TERMINATION ENDORSEMENT

It is agreed that this Bond is amended by adding to Section 13., Termination, the following:

No termination of this Bond as an entirety by the COMPANY shall take effect prior to the expiration of ninety (90) days after written notice of such termination has been mailed to:

     Midwest Stock Exchange

     Commissioner of Securities, Office of the Secretary of State, Securities Division, 8th Floor,

     Truman State Office Building, Jefferson City, Missouri 65101.

If the Bond as an entirety terminates based on the occurrence of any of the events described in a., b., or c. of the third paragraph of this Section 13., the COMPANY shall endeavor to provide written notice as soon as practicable of such termination to:

     Midwest Stock Exchange

     Commissioner of Securities, Office of the Secretary of State, Securities Division, 8th Floor,

     Truman State Office Building, Jefferson City, Missouri 65101.

This Endorsement applies to loss discovered after 12:01 a.m. on October 1, 2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: September 20, 2006


By /s/ Robert Hamburger
   ----------------------------------
   Authorized Representative

                                        FEDERAL INSURANCE COMPANY
                                        Endorsement No.: 7
                                        Bond Number: 81905981

NAME OF ASSURED: ING FAMILY OF FUNDS

CLAIMS EXPENSE ENDORSEMENT

It is agreed that this Bond is amended as follows:

1. By adding the following INSURING CLAUSE:

12. Claims Expense

Reasonable expense incurred by the ASSURED, solely for independent firms or individuals to determine the amount of loss where:

     (1) the loss is covered under the Bond, and

     (2) the loss is in excess of the applicable DEDUCTIBLE AMOUNT.

2. Under General Exclusions-Applicable To All Insuring Clauses, Section 2.f. does not apply to loss covered under this INSURING CLAUSE.

This Endorsement applies to loss discovered after 12:01 a.m. on October 1, 2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: September 20, 2006


By /s/ Robert Hamburger
   ----------------------------------
   Authorized Representative

Effective date of
this endorsement: October 1, 2006       FEDERAL INSURANCE COMPANY
                                        Endorsement No.: 8
                                        To be attached to and form a part
                                        of Bond Number: 81905981

Issued to: ING FAMILY OF FUNDS

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS RIDER

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit the coverage provided by this insurance.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: September 20, 2006


By /s/ Robert Hamburger
   ----------------------------------
   Authorized Representative

Chubb & Son, div. of Federal Insurance Company as manager of the member insurers of the Chubb Group of Insurance Companies

POLICYHOLDER
DISCLOSURE NOTICE OF
TERRORISM INSURANCE COVERAGE
(for policies with no terrorism exclusion or sublimit)

You are hereby notified that, under the Terrorism Risk Insurance Act of 2002 (the "Act") effective November 26, 2002, this policy makes available to you insurance for losses arising out of certain acts of international terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals acting on behalf of any foreign person or foreign interest, as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 90% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage. The portion of your policy's annual premium that is attributable to insurance for such acts of terrorism is:
$ -0-.

If you have any questions about this notice, please contact your agent or broker.

Important Notice:

The SEC Requires Proof of Your Fidelity Insurance Policy

Your company is now required to file an electronic copy of your fidelity insurance coverage (Chubb's ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail. The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.

                   APPROVAL OF INVESTMENT COMPANY BLANKET BOND
                            INSURANCE POLICY RENEWAL

PROPOSED RESOLUTIONS

     RESOLVED, that it is the determination of the Directors/Trustees, including a majority of those Directors/Trustees who are not parties to the Investment Company Blanket Bond insurance (the "17g-1 Bond") written by Chubb Group of Insurance Companies, nor "interested persons" as defined by the Investment Company Act of 1940 (the "1940 Act") of any such party, that the 17g-1 Bond insuring each and all of the ING Funds (the "Funds") for covered acts and omissions of their respective officers and Directors/Trustees and the officers and employees of ING Investments, LLC, Directed Services, Inc., ING Life Insurance and Annuity Company, and their affiliates, in accordance with the requirements of Rule 17g-1 promulgated by the SEC under 17(g) of the 1940 Act, is reasonable in form and amount after having given due consideration to all relevant factors, including, but not limited to, the value of the aggregate assets of each of the Funds to which any such covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, the nature of the securities in each of the Fund's portfolios, the number of other parties named as insured parties under the Bonds, and the nature of the business activities of such other parties; and

     FURTHER RESOLVED, that the terms of the 17g-1 Bond as presented at this meeting, be, and hereby is, continued until October 1, 2007, for and on behalf of each of the Funds, with such changes as the officers may deem necessary as a result of negotiations with the Insurance Company, provided such changes are in accord with the requirements of Rule 17g-1; and

     FURTHER RESOLVED, that the Directors/Trustees, including a majority of those Directors/Trustees who are not parties to the 17g-1 Bond nor "interested persons" as defined in the 1940 Act of any such party, hereby approve the continued payment by ING Investments, LLC, Directed Services, Inc., and ING Life Insurance and Annuity Company for pro-rata share of each of the Funds, as applicable, based on assets of the respective covered funds, of the projected premium for coverage under the 17g-1 Bond, having given due consideration to all relevant factors, including, but not limited to, the number of other parties named as insured parties under the Bonds, the nature of the business activities of such other parties, the amount of the Bonds, the amount of the projected premium for the Bonds, the ratable allocation of the projected premium among all the parties named as insureds, and the extent to which the share of the projected premium allocated to each of the Funds is less than the projected premium that any individual Fund would have had to pay if it had provided and maintained a single insured bond.

                             ING FUNDS SERVICES, LLC
                             FIDELITY BOND ANALYSIS
                                NOVEMBER 1, 2006

                                                                                            GROSS                 MINIMUM
                                                                                         ASSET SIZE               BONDING
NAME OF FUND                                                                           CLASSIFICATION           REQUIREMENT
------------                                                                   ------------------------------   -----------
ING CORPORATE LEADERS TRUST                                  $   382,396,503   250,000,000 to 500,000,000          750,000
                                                             ---------------
   ING Corporate Leaders Trust Fund                          $   382,396,503

ING EQUITY TRUST                                             $ 3,514,178,121   3,500,000,000 to 4,000,000,000    2,300,000
                                                             ---------------
   ING Convertible Fund (Merged with Balanced 10/7/06)       $            --
   ING Disciplined LargeCap Fund                             $    38,141,094
   ING Financial Services Fund                               $   306,461,861
   ING Fundamental Research Fund                             $     5,629,277
   ING LargeCap Growth Fund                                  $   266,674,776
   ING LargeCap Value Fund                                   $   102,965,925
   ING MidCap Opportunities Fund                             $   297,278,150
   ING MidCap Value Choice Fund                              $   126,796,299
   ING MidCap Value Fund                                     $    86,764,384
   ING Opportunistic LargeCap Fund                           $     5,454,772
   ING Index Plus LargeCap Equity Fund (Formerly PPF 1)      $    60,980,097
   ING Principal Protection Fund II                          $   212,421,232
   ING Principal Protection Fund III                         $   165,504,529
   ING Principal Protection Fund IV                          $   338,989,311
   ING Principal Protection Fund V                           $   273,787,999
   ING Principal Protection Fund VI                          $   244,247,305
   ING Principal Protection Fund VII                         $   120,067,584
   ING Principal Protection Fund VIII                        $    75,441,859
   ING Principal Protection Fund IX                          $    55,233,035
   ING Principal Protection Fund X                           $    46,117,093
   ING Principal Protection Fund XI                          $    30,895,440
   ING Principal Protection Fund XII                         $    15,417,681
   ING Real Estate Fund                                      $   373,102,975
   ING SmallCap Opportunities Fund                           $   149,641,530
   ING SmallCap Value Choice Fund                            $    57,440,387
   ING SmallCap Value Fund                                   $    58,723,526

ING FUNDS TRUST                                              $ 2,859,740,149   2,500,000,000 to 3,000,000,000    1,900,000
                                                             ---------------
   ING Classic Money Market Fund                             $   798,817,254
   ING GNMA Income Fund                                      $   619,533,948
   ING High Yield Bond Fund                                  $   170,183,918
   ING Institutional Prime Money Market Fund                 $   189,912,288

   ING Intermediate Bond Fund                                $ 1,054,391,879
   ING National Tax-Exempt Bond Fund                         $    26,900,862

ING MUTUAL FUNDS                                             $ 3,864,759,022   3,500,000,000 to 4,000,000,000    2,300,000
                                                             ---------------
   ING Diversified International Fund                        $   262,260,387
   ING Emerging Countries Fund                               $   208,066,478
   ING Emerging Markets Fixed Income Fund                    $    26,757,841
   ING Foreign Fund                                          $   473,916,650
   ING Global Bond Fund                                      $    25,846,000
   ING Global Equity Dividend Fund                           $   230,636,599
   ING Global Real Estate Fund                               $   617,077,867
   ING Global Value Choice Fund                              $   105,913,578
   ING Greater China Fund                                    $    27,729,167
   ING Index Plus International Equity Fund                  $    91,689,480
   ING International Capital Appreciation Fund               $    50,961,688
   ING International Real Estate Fund                        $    89,791,911
   ING International Value Choice Fund                       $    62,392,565
   ING International Fund                                    $   131,856,225
   ING International SmallCap Fund                           $   586,559,237
   ING Global Natural Resources (Formerly Precious Metals)   $   121,262,296
   ING Russia Fund                                           $   752,041,053

ING MAYFLOWER TRUST                                          $ 4,846,498,393   over 4,000,000,000                2,500,000
                                                             ---------------
   ING International Value Fund                              $ 4,846,498,393

ING INVESTMENT FUNDS, INC.                                   $   366,787,855   250,000,000 to 500,000,000          750,000
                                                             ---------------
   ING MagnaCap Fund                                         $   366,787,855

ING PRIME RATE TRUST                                         $ 1,888,110,052   1,500,000,000 to 2,000,000,000    1,500,000
                                                             ---------------
   ING Prime Rate Trust                                      $ 1,888,110,052

ING SENIOR INCOME FUND                                       $ 2,473,859,973   2,000,000,000 to 2,500,000,000    1,700,000
                                                             ---------------
   ING Senior Income Fund                                    $ 2,473,859,973

ING GLOBAL EQUITY DIVIDEND AND PREMIUM OPPORTUNITY FUND      $ 1,880,648,189   1,500,000,000 to 2,000,000,000    1,500,000
                                                             ---------------
   ING Global Equity Dividend and Premium Opportunity Fund   $ 1,880,648,189

ING GLOBAL ADVANTAGE AND PREMIUM OPPORTUNITY FUND            $   374,370,709   250,000,000 to 500,000,000          750,000
                                                             ---------------
   ING Global Advantage and Premium Opportunity Fund         $  374,370,709

ING RISK MANANGED NATURUAL RESOURCES FUND                    $   393,230,274   250,000,000 to 500,000,000          750,000
                                                             ---------------
   ING Risk Managed Natural Resources Fund                   $   393,230,274

ING VP NATURAL RESOURCES TRUST                               $   119,198,919   100,000,000 to 150,000,000          525,000
                                                             ---------------
   ING VP Natural Resources Trust                            $   119,198,919

ING VARIABLE INSURANCE TRUST                                 $   895,593,601   750,000,000 to 1,000,000,000      1,000,000
                                                             ---------------
   ING VP Global Equity Dividend Portfolio                   $    61,287,341
   ING GET U.S. Core Portfolio - Series 1                    $   117,957,638
   ING GET U.S. Core Portfolio - Series 2                    $    94,578,551
   ING GET U.S. Core Portfolio - Series 3                    $   136,923,553
   ING GET U.S. Core Portfolio - Series 4                    $    59,409,972
   ING GET U.S. Core Portfolio - Series 5                    $    36,600,213
   ING GET U.S. Core Portfolio - Series 6                    $    82,280,104
   ING GET U.S. Core Portfolio - Series 7                    $    65,941,386
   ING GET U.S. Core Portfolio - Series 8                    $    41,339,902
   ING GET U.S. Core Portfolio - Series 9                    $    33,378,122
   ING GET U.S. Core Portfolio - Series 10                   $    29,282,793
   ING GET U.S. Core Portfolio - Series 11                   $    42,339,604
   ING GET U.S. Core Portfolio - Series 12                   $    56,903,212
   ING GET U.S. Core Portfolio - Series 13                   $    37,371,210

ING VARIABLE PRODUCTS TRUST                                  $ 1,106,912,570   1,000,000,000 to 1,500,000,000    1,250,000
                                                             ---------------
   ING VP Financial Services Portfolio                       $    96,174,877
   ING VP High Yield Bond Portfolio                          $   104,636,363
   ING VP International Value Portfolio                      $   423,543,213
   ING VP LargeCap Growth Portfolio                          $     2,118,253
   ING VP MidCap Opportunities Portfolio                     $   108,654,415
   ING VP Real Estate Portfolio                              $   165,382,748
   ING VP SmallCap Opportunities Portfolio                   $   206,402,701

ING INVESTORS TRUST                                          $38,117,709,544   Over 4,000,000,000                2,500,000
                                                             ---------------
   ING AllianceBernstein Mid Cap Growth Portfolio            $   589,679,937
   ING American Funds Growth -Income Portfolio               $ 1,366,923,833
   ING American Funds Growth Portfolio                       $ 1,949,724,960
   ING American Funds International Portfolio                $ 1,036,313,678
   ING Capital Guardian Small/Mid Cap Portfolio              $   449,204,902
   ING Capital Guardian U.S Equities Portfolio               $   586,808,185
   ING Disciplined Small Cap Value Portfolio                 $    57,186,680
   ING Eagle Asset Capital Appreciation Portfolio            $   179,306,449
   ING EquitiesPlus Portfolio                                $   131,177,178
   ING Evergreen Health Sciences Portfolio                   $   202,602,261
   ING Evergreen Omega Portfolio                             $   200,677,599
   ING FMR Diversified Mid Cap Portfolio                     $   781,165,681
   ING FMR Earnings Growth Portfolio                         $   654,060,372
   ING FMR Mid Cap Growth Portfolio                          $   555,666,612
   ING Franklin Income Fund                                  $   170,375,075

   ING Global Real Estate Portfolio                          $    97,948,248
   ING Global Resources Portfolio                            $   542,317,114
   ING Global Technology Portfolio                           $    86,016,432
   ING International Portfolio                               $   178,414,000
   ING Janus Contrarian Portfolio                            $   132,607,438
   ING JPMorgan Emerging Markets Equity Portfolio            $   669,354,568
   ING JPMorgan Small Cap Equity Portfolio                   $   426,353,882
   ING JPMorgan Value Opportunities Portfolio                $   312,938,888
   ING Julius Baer Foreign Portfolio                         $ 1,471,999,950
   ING Legg Mason All Cap Portfolio                          $   392,571,598
   ING Legg Mason Value Portfolio                            $   825,005,521
   ING Lifestyle Aggressive Growth Portfolio                 $ 1,083,095,605
   ING Lifestyle Growth Portfolio                            $ 2,504,475,489
   ING Lifestyle Moderate Growth Portfolio                   $ 2,014,402,642
   ING Lifestyle Moderate Portfolio                          $   868,717,115
   ING Limited Maturity Bond Portfolio                       $   405,751,936
   ING Liquid Assets Portfolio                               $ 1,014,731,896
   ING Lord Abbett Affiliated Portfolio                      $   245,341,654
   ING MarketPro Portfolio                                   $    34,615,693
   ING MarketStyle Growth Portfolio                          $     9,612,646
   ING MarketStyle Moderate Growth Portfolio                 $     8,987,364
   ING MarketStyle Moderate Portfolio                        $     2,327,287
   ING Marsico Growth Portfolio                              $   895,253,229
   ING Marsico International Opportunities Portfolio         $   342,880,779
   ING Mercury Large Cap Growth Portfolio                    $   157,115,640
   ING Mercury Large Cap Value Portfolio                     $   115,390,691
   ING MFS Total Return Portfolio                            $ 1,613,192,328
   ING MFS Utilities Portfolio                               $   266,131,796
   ING Oppenheimer Main Street Portfolio                     $   552,684,373
   ING PIMCO Core Bond Portfolio                             $ 1,396,270,249
   ING PIMCO High Yield Portfolio                            $   831,512,835
   ING Pioneer Fund Portfolio                                $   123,947,187
   ING Pioneer Mid Cap Value Portfolio                       $   740,666,182
   ING Stock Index Portfolio                                 $   422,181,752
   ING T. Rowe Price Capital Appreciation Portfolio          $ 2,997,089,834
   ING T. Rowe Price Equity Income Portfolio                 $ 1,316,623,425
   ING Templeton Global Growth Portfolio                     $   455,346,706
   ING UBS U.S. Allocation Portfolio                         $   118,778,985
   ING Van Kampen Equity Growth Portfolio                    $   106,063,146
   ING Van Kampen Global Franchise Portfolio                 $   369,820,935
   ING Van Kampen Growth and Income Portfolio                $ 1,044,848,731
   ING Van Kampen Real Estate Portfolio                      $ 1,226,743,328
   ING VP Index Plus International Equity Portfolio          $   338,304,602
   ING Wells Fargo Mid Cap Disciplined Portfolio             $   283,857,362
   ING Wells Fargo Small Cap Disciplined Portfolio           $   164,545,081

ING PARTNERS, INC.                                           $14,382,200,641   over 4,000,000,000                2,500,000
                                                             ---------------
   ING American Century Large Company Value Portfolio        $   101,310,984
   ING American Century Select Portfolio                     $   328,419,326
   ING American Century Small-Mid Cap Value Portfolio        $   104,286,965
   ING Baron Asset Portfolio                                 $     8,570,701
   ING Baron Small Cap Growth Portfolio                      $   442,077,803
   ING Columbia Small Cap Value II Portfolio                 $    68,426,728
   ING Davis Venture Value Portfolio                         $   177,445,464
   ING Fidelity VIP Contrafund Portfolio                     $   199,594,799
   ING Fidelity VIP Equity-Income Portfolio                  $    29,837,711
   ING Fidelity VIP Growth Portfolio                         $    16,620,304
   ING Fidelity VIP Mid Cap Portfolio                        $    32,787,672
   ING Fundamental Research Portfolio                        $    97,920,992
   ING Goldman Sachs(R) Capital Growth Portfolio             $    38,264,211
   ING Goldman Sachs(R) Structured Equity Portfolio          $    53,684,962
   ING JPMorgan Fleming International Portfolio              $ 1,034,014,241
   ING JPMorgan Mid Cap Value Portfolio                      $   226,649,871
   ING Legg Mason Partners Aggressive Growth Portfolio       $ 1,313,342,044
   ING Legg Mason Partners Large Cap Growth Portfolio        $    45,536,529
   ING Lord Abbett U.S. Government Securities Portfolio      $    53,595,008
   ING Neuberger Berman Partners Portfolio                   $   226,365,391
   ING Neuberger Berman Regency Portfolio                    $    10,824,648
   ING OpCap Balanced Value Portfolio                        $    86,531,740
   ING Oppenheimer Global Portfolio                          $ 2,674,686,129
   ING Oppenheimer Strategic Income Portfolio                $   412,158,940
   ING PIMCO Total Return Portfolio                          $   323,108,431
   ING Pioneer High Yield Portfolio                          $   117,081,232
   ING Solution 2015 Portfolio                               $   240,009,863
   ING Solution 2025 Portfolio                               $   343,907,718
   ING Solution 2035 Portfolio                               $   266,145,111
   ING Solution 2045 Portfolio                               $   133,773,982
   ING Solution Income Portfolio                             $    67,558,239
   ING T. Rowe Price Diversified Mid Cap Portfolio           $ 1,141,076,147
   ING T. Rowe Price Growth Equity Portfolio                 $ 1,351,725,213
   ING Templeton Foreign Equity Portfolio                    $    35,700,511
   ING Thornburg Value Portfolio                             $   186,569,370
   ING UBS U.S. Large Cap Equity Portfolio                   $   372,412,006
   ING UBS U.S. Small Cap Growth Portfolio                   $    20,877,549
   ING Van Kampen Comstock Portfolio                         $   973,512,820
   ING Van Kampen Equity and Income Portfolio                $ 1,025,789,286

                                                                               MINIMUM BOND REQUIREMENT         24,475,000
                                                                               PRESENT COVERAGE                 25,000,000
                                                                               RESERVE                             525,000

   TOTAL ASSETS COVERED                                      $77,466,194,515

                              ALLOCATION AGREEMENT

                                  FIDELITY BOND

THIS AGREEMENT made as of this 24th day of May, 2002 by and among any of the Funds listed on Schedule A and any separate classes thereof and all future investment companies and any separate classes thereof (the "Funds"), which are named insureds under a joint liability policy as described below and for which ING Investments, LLC acts as investment manager are entered into under the following circumstances:

     A. Section 17(g) of the Investment Company Act of 1940, as amended ("the 1940 Act") provides that the Securities and Exchange Commission ("SEC") is authorized to require that directors, officers and employees of registered investment companies be covered under a liability, errors and omissions insurance policy, and the SEC has promulgated rules and regulations dealing with this subject ("Rule 17g-1");

     B. The Funds are named as joint insureds under the terms of a joint insurance policy ("Policy") which insures against illegal profit or gain, intentional wrongful acts, libel, slander, defamation, ERISA claims, insider trading, as well as other coverage as outlined in the Policy, by the directors, officers and employees;

     C. A majority of those members of the Board of Directors/Trustees of each of the Funds, who are not "interested persons" as defined by Section 2(a)(19) of the 1940 Act, have given due consideration to all factors relevant to the form, amount and apportionment of premiums and recoveries under such Policy and the Board of Directors/Trustees of each Fund has approved the term and amount of the Policy, the portion of the premium payable by that party, and the manner in which recovery on the Policy, if any, shall be shared by and among the parties thereto; and

     D. The Funds now desire to enter into the agreement required by Rule 17g-1 of the 1940 Act to establish the manner in which recovery under the Policy, if any, shall be shared.

     NOW, THEREFORE, IT IS HEREBY AGREED by and among the parties as follows:

          1. Payment of Premiums.

          Each Fund shall pay a portion of the premium due under the Policy derived by multiplying the premium by a fraction, (i) the denominator of which is the total net assets of all the Funds combined and (ii) the numerator of which is the total net assets of each of the Funds individually. The net assets of the classes are deemed to be represented by the net assets of their respective funds. Each of the Funds agrees that the appropriateness of the allocation of said premium will be determined no less often than annually. No adjustment of the allocation of said premium will be implemented without approval of the Boards of each of the Funds.

          2. Allocation of Recoveries

          (a) If more than one of the parties hereto is damaged in a single loss for which recovery is received under the policy, each such party shall receive that portion of the recovery which represents the loss sustained by that party, unless the recovery is inadequate to fully indemnify such party sustaining loss.

          (b) If the recovery is inadequate to fully indemnify each such party sustaining a loss, the recovery shall be allocated among such parties as follows:

               (i) Each Party sustaining a loss shall be allocated an amount equal to the lesser of its actual loss or the minimum amount of policy which would be required to be maintained by such party under a single insured policy (determined as of the time of loss) in accordance with the provisions of Rule 17g-1.

               (ii) The remaining portion of the proceeds shall be allocated to each party sustaining a loss not fully covered by the allocation under subparagraph (i) in the proportion that each such party's last payment of premium bears to the sum of the last such premium payments of all such parties. If such allocation would result in any party which had sustained a loss receiving a portion of the recovery in excess of the loss actually sustained, such excess portion shall be allocated among the other parties whose losses would not be fully indemnified. The allocation shall bear the same proportion as each such party's last payment of premium bears to the sum of the last premium payments of all parties entitled to receive a share of the excess. Any allocation in excess of a loss actually sustained by any such party shall be reallocated in the same manner.

          3. Obligation to Maintain Minimum Coverage.

          Each of the Funds represents and warrants to each of the other parties hereto that the minimum amount of coverage required of it by Rule 17g-1 as of the date hereof is as reflected in the schedule attached hereto. Each of the Funds agrees that it will determine, no less than at the end of each calendar quarter, the minimum amount of coverage which would be required of it by Rule 17g-1 if a determination with respect to the adequacy of the coverage were currently being made. In the event that the total amount of the minimum coverage thus determined exceeds the amount of coverage of the then effective policy, the Boards of each of the Funds will be notified and will determine whether it is necessary or appropriate to increase the total amount of coverage of the policy to an amount not less than the total amount of such minimums, or to secure such excess coverage for one or more of the parties hereto, which, when added to the total coverage of the policy, will equal an amount of such minimums. Unless a Fund elects to terminate this Agreement (pursuant to Paragraph 4) and its participation in a joint-insured policy, each Fund agrees to pay its fair portion of the new or additional premium (taking into account all of the then existing circumstances).

          4. Continuation and Termination. This Agreement shall become effective on the date first written above, subject to the condition that the Fund's Board of Directors/Trustees, including a majority of those Directors/Trustees who are not interested persons (as such term is defined in the 1940 Act) of the Manager, shall have approved this Agreement. This Agreement shall supersede all prior agreements relating to an allocation of premium on any joint insured policy and shall apply to the present liability policy coverage and any renewal or replacement thereof. It shall continue until terminated by any party hereto upon the giving of not less than sixty (60) days notice to the other parties hereto in writing.

          5. Amendments. No provision of this Agreement may be changed, waived, discharged or terminated orally, but only by an instrument in writing signed by the party against which enforcement of the change, waiver, discharge or termination is sought. A written amendment of this Agreement is effective upon the approval of the Board of Directors/Trustees and the Manager.

     IN WITNESS WHEREOF, the parties hereto have caused these presents to be duly executed by their duly authorized officers as of the date first above written.

On Behalf of: All ING Funds Listed on Schedule A


By:
    ---------------------------------
    Michael J. Roland
    Executive Vice President

                               AMENDED SCHEDULE A

                               WITH RESPECT TO THE

                       ALLOCATION AGREEMENT - BLANKET BOND

ING EQUITY TRUST

ING Disciplined LargeCap Fund
ING Financial Services Fund
ING Fundamental Research Fund
ING Index Plus LargeCap Equity Fund
ING LargeCap Growth Fund
ING LargeCap Value Fund
ING MidCap Opportunities Fund
ING MidCap Value Choice Fund
ING MidCap Value Fund
ING Principal Protection Fund II
ING Principal Protection Fund III
ING Principal Protection Fund IV
ING Principal Protection Fund V
ING Principal Protection Fund VI
ING Principal Protection Fund VII
ING Principal Protection Fund VIII
ING Principal Protection Fund IX
ING Principal Protection Fund X
ING Principal Protection Fund XI
ING Principal Protection Fund XII
ING Real Estate Fund
ING SmallCap Opportunities Fund
ING SmallCap Value Choice Fund
ING SmallCap Value Fund

ING FUNDS TRUST

ING Classic Money Market Fund
ING GNMA Income Fund
ING High Yield Bond Fund
ING Institutional Prime Money Market Fund
ING Intermediate Bond Fund
ING National Tax-Exempt Bond Fund

ING GLOBAL ADVANTAGE AND PREMIUM OPPORTUNITY FUND

ING GLOBAL EQUITY DIVIDEND AND PREMIUM OPPORTUNITY FUND

ING INVESTMENT FUNDS, INC.

ING MagnaCap Fund

ING INVESTORS TRUST

ING AllianceBernstein Mid Cap Growth Portfolio(1)
ING American Funds Growth Portfolio
ING American Funds Growth-Income Portfolio
ING American Funds International Portfolio
ING Capital Guardian Small/Mid Cap Portfolio(1)
ING Capital Guardian U.S. Equities Portfolio(1)
ING Disciplined Small Cap Value Portfolio
ING Eagle Asset Capital Appreciation Portfolio(1)
ING EquitiesPlus Portfolio
ING Evergreen Health Sciences Portfolio(1)
ING Evergreen Omega Portfolio(1)
ING FMR(SM) Diversified Mid Cap Portfolio(1)
ING FMR(SM) Mid Cap Growth Portfolio(1)
ING FMR(SM) Earnings Growth Portfolio(1)
ING Franklin Income Portfolio(1)
ING Global Real Estate Portfolio
ING Global Resources Portfolio(1)
ING Global Technology Portfolio(1)
ING International Portfolio(1)
ING Janus Contrarian Portfolio(1)
ING JPMorgan Emerging Markets Equity Portfolio(1)
ING JPMorgan Small Cap Equity Portfolio(1)
ING JPMorgan Value Opportunities Portfolio(1)
ING Julius Baer Foreign Portfolio(1)

(1) Under the terms of the Management Agreement between ING Investors Trust and Directed Services, Inc., the Fund is subject to a unified fee arrangement. Accordingly, the portion of SCAS Fees allocated to the Fund under the Agreement will be borne directly by Directed Services, Inc. as provided in the Management Agreement.

ING Legg Mason All Cap Portfolio(1)
ING Legg Mason Value Portfolio(1)
ING LifeStyle Aggressive Growth Portfolio
ING LifeStyle Growth Portfolio
ING LifeStyle Moderate Growth Portfolio
ING LifeStyle Moderate Portfolio
ING Limited Maturity Bond Portfolio(1)
ING Liquid Assets Portfolio(1)
ING Lord Abbett Affiliated Portfolio(1)
ING MarketPro Portfolio
ING MarketStyle Growth Portfolio
ING MarketStyle Moderate Portfolio
ING MarketStyle Moderate Growth Portfolio
ING Marsico Growth Portfolio(1)
ING Marsico International Opportunities Portfolio
ING Mercury Large Cap Growth Portfolio(1)
ING Mercury Large Cap Value Portfolio(1)
ING MFS Total Return Portfolio(1)
ING MFS Utilities Portfolio
ING Oppenheimer Main Street Portfolio(R)(1)
ING PIMCO Core Bond Portfolio(1)
ING PIMCO High Yield Portfolio(1)
ING Pioneer Fund Portfolio(1)
ING Pioneer Mid Cap Value Portfolio(1)
ING Stock Index Portfolio(1)
ING T. Rowe Price Capital Appreciation Portfolio(1)
ING T. Rowe Price Equity Income Portfolio(1)
ING UBS U.S. Allocation Portfolio(1)
ING Van Kampen Equity Growth Portfolio(1)
ING Van Kampen Global Franchise Portfolio(1)
ING Van Kampen Growth and Income Portfolio(1)
ING Van Kampen Real Estate Portfolio(1)
ING VP Index Plus International Equity Portfolio
ING Wells Fargo Mid Cap Disciplined Portfolio(1)
ING Wells Fargo Small Cap Disciplined Portfolio

ING MAYFLOWER TRUST

ING International Value Fund

ING MUTUAL FUNDS

ING Diversified International Fund
ING Emerging Countries Fund
ING Emerging Markets Fixed Income Fund
ING Foreign Fund
ING Global Bond Fund
ING Global Equity Dividend Fund
ING Global Natural Resources Fund
ING Global Real Estate Fund
ING Global Value Choice Fund
ING Greater China Fund
ING Index Plus International Equity Fund
ING International Capital Appreciation Fund
ING International Fund
ING International Real Estate Fund
ING International SmallCap Fund
ING International Value Choice Fund
ING Russia Fund

ING PARTNERS, INC.

ING American Century Large Company Value Portfolio
ING American Century Select Portfolio
ING American Century Small-Mid Cap Value Portfolio
ING Baron Asset Portfolio
ING Baron Small Cap Growth Portfolio
ING Columbia Small Cap Value II Portfolio
ING Davis Venture Value Portfolio
ING Fidelity(R) VIP Contrafund(R) Portfolio
ING Fidelity(R) VIP Equity-Income Portfolio
ING Fidelity(R) VIP Growth Portfolio
ING Fidelity(R) VIP Mid Cap Portfolio
ING Fundamental Research Portfolio
ING Goldman Sachs(R) Capital Growth Portfolio
ING Goldman Sachs(R) Structured Equity Portfolio
ING JPMorgan International Portfolio
ING JPMorgan Mid Cap Value Portfolio
ING Legg Mason Partners Aggressive Growth Portfolio
ING Legg Mason Partners Large Cap Growth Portfolio
ING Lord Abbett U.S. Government Securities Portfolio
ING Neuberger Berman Partners Portfolio
ING Neuberger Berman Regency Portfolio

(1) Under the terms of the Management Agreement between ING Investors Trust and Directed Services, Inc., the Fund is subject to a unified fee arrangement. Accordingly, the portion of SCAS Fees allocated to the Fund under the Agreement will be borne directly by Directed Services, Inc. as provided in the Management Agreement.


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ING OpCap Balanced Value Portfolio
ING Oppenheimer Global Portfolio
ING Oppenheimer Strategic Income Portfolio
ING PIMCO Total Return Portfolio
ING Pioneer High Yield Portfolio
ING Solution 2015 Portfolio
ING Solution 2025 Portfolio
ING Solution 2035 Portfolio
ING Solution 2045 Portfolio
ING Solution Income Portfolio
ING T. Rowe Price Diversified Mid Cap Growth Portfolio
ING T. Rowe Price Growth Equity Portfolio
ING Templeton Foreign Equity Portfolio
ING Thornburg Value Portfolio
ING UBS U.S. Large Cap Equity Portfolio
ING UBS U.S. Small Cap Growth Portfolio

ING PRIME RATE TRUST

ING RISK MANAGED NATURAL RESOURCES FUND

ING SENIOR INCOME FUND

ING VARIABLE INSURANCE TRUST

ING GET U.S. Core Portfolio - Series 1
ING GET U.S. Core Portfolio - Series 2
ING GET U.S. Core Portfolio - Series 3
ING GET U.S. Core Portfolio - Series 4
ING GET U.S. Core Portfolio - Series 5
ING GET U.S. Core Portfolio - Series 6
ING GET U.S. Core Portfolio - Series 7
ING GET U.S. Core Portfolio - Series 8
ING GET U.S. Core Portfolio - Series 9
ING GET U.S. Core Portfolio - Series 10
ING GET U.S. Core Portfolio - Series 11
ING GET U.S. Core Portfolio - Series 12
ING GET U.S. Core Portfolio - Series 13
ING VP Global Equity Dividend Portfolio

ING VARIABLE PRODUCTS TRUST

ING VP Financial Services Portfolio
ING VP High Yield Bond Portfolio
ING VP International Value Portfolio
ING VP LargeCap Growth Portfolio
ING VP MidCap Opportunities Portfolio
ING VP Real Estate Portfolio
ING VP SmallCap Opportunities Portfolio

ING VP NATURAL RESOURCES TRUST

(1) Under the terms of the Management Agreement between ING Investors Trust and Directed Services, Inc., the Fund is subject to a unified fee arrangement. Accordingly, the portion of SCAS Fees allocated to the Fund under the Agreement will be borne directly by Directed Services, Inc. as provided in the Management Agreement.


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